Exhibit 107

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

TriNet Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	—	92.70	—
Fees Previously Paid	316,300,000		29,321.01
Total Transaction Valuation	316,044,185
Total Fees Due for Filing			29,297.30
Total Fees Previously Paid			29,321.01
Total Fee Offsets			—
Net Fee Due			—

The above table reflects the transaction value of $316,044,185, as reflected by the purchase of 3,653,690 shares at a price of $86.50 per share.